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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Russ Berrie and Company, Inc.
____________________________________________________
(Name of Issuer)

Common Stock, stated value $0.10 per share
____________________________________________________
(Title of Class Securities)

78223310
_______________________________________________________
D. E. Shaw Laminar Portfolios, L.L.C.
Attn: Compliance Department
120 West Forty-Fifth Street
Floor 39, Tower 45
New York, NY 10036
212-478-0000
________________________________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

Copies to:
Christopher Boies, Esq.
Boies, Schiller & Flexner LLP
333 Main Street
Armonk, NY 10504
914-749-8200

August 9, 2006
________________________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.  78223310                                                                                                                                                                   Page 1 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw Laminar Portfolios, L.L.C
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power 0
Owned by Each Reporting	8	Shared Voting Power 4,399,733
Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,399,733
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,399,733
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13	Percent of Class Represented by Amount in Row (11) 21.1%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No.  78223310                                                                                                                                                                  Page 2 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw & Co., L.P. FEIN 13-3695715
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power 0
Owned by Each Reporting	8	Shared Voting Power 4,399,733
Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,399,733
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,399,733
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13	Percent of Class Represented by Amount in Row (11) 21.1%
	14	Type of Reporting Person (See Instructions) IA, PN

CUSIP No.  78223310                                                                                                                                                                   Page 3 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON D.E. Shaw & Co., L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially	7	Sole Voting Power 0
Owned by Each Reporting	8	Shared Voting Power 4,399,733
Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,399,733
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,399,733
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13	Percent of Class Represented by Amount in Row (11) 21.1%
	14	Type of Reporting Person (See Instructions) OO

CUSIP No.  78223310                                                                                                                                                                   Page 4 of 4
	1	Name of Reporting Person. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6	Citizenship or Place of Organization United States
Number of Shares Beneficially	7	Sole Voting Power 0
Owned by Each Reporting	8	Shared Voting Power 4,399,733
Person With	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 4,399,733
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,399,733
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13	Percent of Class Represented by Amount in Row (11) 21.1%
	14	Type of Reporting Person (See Instructions) IN

Item 1.  Security and the Issuer

This statement on Schedule 13D relates to the common stock, stated value $0.10 per share (the “Common Stock”), of Russ Berrie and Company, Inc., a New Jersey corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Act. The principal executive offices of the Issuer are located at 111 Bauer Drive, Oakland, New Jersey 07436.

Item 2.  Identity and Background

(a), (f) This statement is filed on behalf of D. E. Shaw Laminar Portfolios, L.L.C., a Delaware limited liability company (“Laminar”), D. E. Shaw & Co., L.P., a Delaware limited partnership (“DESCO LP”), D. E. Shaw & Co., L.L.C., a Delaware limited liability company (“DESCO LLC”), and David E. Shaw, a citizen of the United States of America (David E. Shaw, together with Laminar, DESCO LP and DESCO LLC, collectively, the “Reporting Persons”). The Reporting Persons are filing jointly and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 3 and incorporated herein by reference.

(b) The business address and principal office, as applicable, of all Reporting Persons is 120 West Forty-Fifth Street, Floor 39, Tower 45, New York, NY 10036.

(c) The principal business of Laminar is that of a limited liability company focusing primarily on distressed-securities related investment strategies. Laminar does not have any executive officers or directors. The principal business of DESCO LP is to act as an investment adviser to certain funds, including, without limitation, Laminar. The principal business of DESCO LLC is to act as managing member to certain funds, including, without limitation, Laminar. D. E. Shaw & Co., Inc., a Delaware corporation (“DESCO Inc.”), is the general partner of DESCO LP. D. E. Shaw & Co. II, Inc., a Delaware corporation (“DESCO II, Inc.”), is the managing member of DESCO LLC. David E. Shaw is the president and sole shareholder of DESCO Inc. and DESCO II, Inc.

(d), (e) During the last five years, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any person named in Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

In acquiring 4,399,733 shares of Common Stock on August 9, 2006, Laminar expended approximately $49,716,982.90 of its working capital.

Item 4.  Purpose of Transaction

On August 9, 2006, Laminar entered into a Securities Purchase Agreement (the “Purchase Agreement”) with The Russell Berrie Foundation, a New Jersey Nonprofit Corporation, pursuant to which Laminar purchased 4,399,733 shares of Common Stock. A copy of the Purchase Agreement is attached hereto as Exhibit 4. The transactions contemplated by the Purchase Agreement consummated on August 10, 2006.

Under the Investors’ Rights Agreement (as defined below), and subject to certain terms and conditions contained therein, the Issuer has agreed to cause up to two persons designated by Laminar to be nominated for election as members of the board of directors of the Issuer (the “Board”) at each meeting of the stockholders of the Issuer called for the purpose of electing members of the Board. The number of such designees Laminar may name may be permanently decreased or eliminated based upon the aggregate holdings of Laminar and its affiliates of the Issuer’s Common Stock on the date such designees are to be designated.  Laminar may decide at any time and from time to time to request that one or more observers selected by Laminar be given the right to attend meetings of the Board.

Laminar purchased the shares of Common Stock for the purpose of investing in the Issuer. Laminar will review its investment in the shares of Common Stock from time to time and subject to the Investors’ Rights Agreement and to applicable law and regulation and depending upon certain factors, including, without limitation, the financial performance of the Issuer, the availability and price of shares of Common Stock or other securities related to the Issuer, and other general market and investment conditions, Laminar may determine to:

-	acquire additional shares of Common Stock through open market purchases or otherwise;

-	hold or vote the Common Stock; or

-	sell, trade, engage in short selling of, hedge, or enter into any similar transactions with respect to shares of Common Stock through the open market or otherwise.

There can be no assurance, however, that any Reporting Persons will take any such actions.

Pursuant to an Investors’ Rights Agreement, dated as of August 10, 2006, by and among Russ Berrie and Company, Inc., as issuer, and Prentice Capital Partners, L.P., Prentice Capital Partners QP, L.P., Prentice Capital Offshore, Ltd., GPC XLIII, L.L.C., PEC I, L.L.C., S.A.C. Capital Associates, L.L.C., Prentice Special Opportunities Master, L.P., Prentice Special Opportunities, L.P., and D. E. Shaw Laminar Portfolios, L.L.C., as buyers (the “Investors’ Rights Agreement”), for a period of two and one half years after August 10, 2006, Laminar shall not (a) subject to certain exceptions under the Investors’ Rights Agreement, directly or indirectly acquire, nor cause any person or entity controlled by Laminar to acquire, shares of any class of securities of the Issuer without the consent of a majority of the Issuer’s Independent Directors (as defined in the Investors’ Rights Agreement), (b) nominate directors, propose nominees for election as directors, or vote for or consent to the election or removal of directors if the purpose or effect of any such action would be to cause Independent Directors not to constitute a majority of the Board or otherwise to cause the company to not be in compliance with the corporate governance rules of the New York Stock Exchange, or (c) subject to certain exceptions under the Investors’ Rights Agreement, without the prior written consent of Prentice Capital Management, L.P. (“Prentice”), directly or indirectly acquire, nor cause any person or entity controlled by Laminar to acquire, shares of Common Stock if, after giving effect thereto, Laminar would be a Beneficial Owner (as defined in the Investors’ Rights Agreement) of in excess of an aggregate of 40% of the outstanding shares of Common Stock. A copy of the Investors’ Rights Agreement is attached hereto as Exhibit 5.

The foregoing descriptions of the Purchase Agreement and the Investors’ Rights Agreement do not purport to be complete and are qualified in their entirety by the terms and conditions of such agreements, each of which is incorporated herein by reference in response to this Item 4, and each of which has been attached as an Exhibit to this Schedule 13D.

As part of Laminar’s ongoing review of its investment in the Common Stock, Laminar will from time to time hold talks or discussions with, write letters to, and respond to inquiries from various parties, including, without limitation, the Issuer’s Board, management or representatives, other shareholders, existing or potential strategic partners or competitors, industry analysts, investment and financial professionals, and other persons or entities regarding the Issuer’s affairs and strategic alternatives. In addition, Laminar may in its sole and absolute discretion take such action it deems necessary to preserve the value of its investments in the Issuer through bankruptcy court action, litigation or other similar strategies.

Item 5.  Interest in Securities of the Issuer

(a), (b) Based upon the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006, there were 20,853,372 shares of Common Stock outstanding as of July 31, 2006. The 4,399,733 shares of Common Stock beneficially owned by Laminar (the “Subject Shares”) represent approximately 21.1% of the outstanding shares of Common Stock. Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Subject Shares.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LP, DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock directly and each such entity disclaims beneficial ownership of the Subject Shares.

David E. Shaw does not own any shares of Common Stock directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person nor, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2 owns any shares of Common Stock other than the Subject Shares.

(c) Within the last 60 days, no transactions in shares of Common Stock of the Issuer were effected by any Reporting Person or, to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

Clause (e) of Item 5 of Schedule 13D is not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the matters described herein, neither the Reporting Persons nor, to the best knowledge of any Reporting Person, any of the persons listed in Item 2 has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

Item 7.  Material to be filed as Exhibits

Exhibit 1                 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 2                 Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated February 24, 2004.

Exhibit 3                 Joint Filing Agreement, by and among the Reporting Persons, dated August 18, 2006.

Exhibit 4                 Securities Purchase Agreement, by and among The Russell Berrie Foundation, a New Jersey Nonprofit Corporation, and D. E. Shaw Laminar Portfolios, L.L.C., dated as of August 9, 2006.

Exhibit 5                 Investors’ Rights Agreement, by and among Russ Berrie and Company, Inc., as issuer, and Prentice Capital Partners, L.P., Prentice Capital Partners QP, L.P., Prentice Capital Offshore, Ltd., GPC XLIII, L.L.C., PEC I, L.L.C., S.A.C. Capital Associates, L.L.C., Prentice Special Opportunities Master, L.P., Prentice Special Opportunities, L.P., and D.E. Shaw Laminar Portfolios, L.L.C., as buyers, dated as of August 10, 2006.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated February 24, 2004, granted by David E. Shaw in favor of Anne Dinning, Julius Gaudio, Lou Salkind, Stuart Steckler and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.
Dated: August 18, 2006

D.E. SHAW LAMINAR PORTFOLIOS, L.L.C.
BY:	D.E. SHAW & CO., L.L.C., as managing member

By:	/s/ Julius Gaudio
Julius Gaudio
Managing Director

BY:	D.E. SHAW & CO., L.P.,

By:	/s/ Julius Gaudio
Julius Gaudio
Manging Director

BY:	D.E. SHAW & CO., L.L.C.,

By:	/s/ Julius Gaudio
Julius Gaudio
Managing Director

BY:	DAVID E. SHAW

By:	/s/ Julius Gaudio
Name: Julius Gaudio
Title: Attorney-in-Fact for David E. Shaw